Investment Office
P.O. Box 2749
Sacramento , CA 95812-2749
Telecommunications Device for the Deaf - (916) 795-3240
(916) 795-3400; FAX (916) 795-2842

DATE

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Dear Shareowner of Level 3 Communications:

I am writing to you on behalf of the California Public Employees’ Retirement System (CalPERS). CalPERS is the largest public pension system in the U.S. , with approximately $230 billion in assets. We manage retirement benefits and health insurance on behalf of nearly 1.5 million members.

CalPERS is a significant long-term shareowner of Level 3 Communications (“Level 3”) and owns approximately 5.6 million shares as of the record date. With Level 3’s Annual Meeting of Shareholders to be held on May 24, 2007, we are writing to call your attention to an important proposal which urges the Board to remove supermajority vote requirements in the Company’s Certificate of Incorporation and by-laws. CalPERS urges Level 3 shareowners to vote “FOR” Proposal 3 on the proxy card.

LEVEL 3 CURRENTLY LIMITS SHAREOWNER RIGHTS

At present, Level 3 shareowners do not have the right to:

1.  Call special meetings
2.  Act by written consent in lieu of a meeting
3.  Remove directors without cause

In addition to these shareowner rights that are not currently granted, the company has supermajority voting requirements (66 2/3% of outstanding shares) in place to amend the company’s by-laws and remove directors with cause. In reality, it might require 80% or more of “votes cast” to actually achieve a favorable vote of 66 2/3% of shares outstanding considering that not all shares are voted at meetings and that shareowner initiatives of this nature are “non-discretionary” items that brokers cannot vote on in the absence of client instructions.

In our view these limited rights and supermajority vote requirements are excessive, and can serve to unduly insulate directors – our elected representatives – from accountability to the shareowners they are elected to represent. Please vote “FOR” Proposal 3 in Level 3’s proxy statement to improve shareowner rights.

INVESTORS HAVE LOST SIGNIFICANT LONG-TERM VALUE

Level 3 has lost significant value (-94.23%) for long-term shareowners over the last 7 years relative to the S&P 1500 Telecommunications Industry Peer Group (+1.34%) and Russell 1000 Index (+9.42%). CalPERS believes that approval of this proposal and changes to the governance structure at Level 3 will have a positive impact on shareowner value.

YOU CAN HELP – VOTE “FOR” PROPOSAL #3

Help us by providing a higher vote in favor of this non-binding proposal. We want to ensure our message to Level 3 directors provides that shareowners are serious about improving the governance structure at Level 3. For this reason, it is extremely important that every account, no matter how many or how few shares, is voted “FOR” this proposal.

1.  Send a powerful message, by voting “FOR” proposal # 3 on Level 3’s proxy card.
2.  Publicize your vote. Working together, we encourage other investors to both support – and benefit from – this campaign.

Please refer to the company’s proxy statement for more information. If you have any questions or need assistance in voting your shares, call Mellon Investor Services LLC, who is assisting us with this effort, at 201-680-5235.

Sincerely,

Christianna Wood
Senior Investment Officer, Global Equity

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of one or more of the following forms of communication: mail, e-mail, and/or telephone communication. CalPERS is not asking for your proxy card. Please do not send us your proxy card but return it to the proxy voting agent in the envelope that was provided to you.

California Public Employees’ Retirement System
Lincoln Plaza - 400 Q Street - Sacramento , CA 95814